NEWS RELEASE

New York - AG	December 3, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Prices Offering of Convertible Senior Notes

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) ("First Majestic" or the "Company") announced today that it has priced its previously announced offering (the "Offering") of unsecured convertible senior notes due 2031 (the "Notes"). The Company intends to issue US$300 million aggregate principal amount of Notes (or US$350 million aggregate principal amount if the over-allotment option is exercised in full).  The Notes will be issued at par value. The Company intends to use the net proceeds of the Offering to repurchase, in separate privately negotiated transactions, a portion of its outstanding 0.375% convertible senior notes due 2027 (the "Existing Notes") and for general corporate purposes, including strategic opportunities.

The Notes will bear cash interest semi-annually at a rate of 0.125% per annum. The initial conversion rate for the Notes will be 44.7227 common shares of the Company (the "Shares") per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$22.36 per Share. The initial conversion rate represents a premium of approximately 42.50% relative to yesterday's closing market price of the Shares on the NYSE and is subject to adjustment in certain events.

The Offering is expected to close on or about December 8, 2025, subject to customary closing conditions.

The Notes and the Shares into which the Notes are convertible, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act and may not be offered or sold in Canada except pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or the Shares into which the Notes are convertible, and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or the Shares into which the Notes are convertible in any jurisdiction in which such offer, solicitation or sale is unlawful.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

For further information, contact info@firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to: statements with respect to timing of closing of the Offering, the proposed use of proceeds of the Offering and the repurchase of the Existing Notes. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, readers are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved") are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: failure to satisfy the conditions to closing of the Offering; market demand for the Notes; the willingness of holders of Existing Notes to resell their Existing Notes to the Company; risks related to the integration of acquisitions, as well as those factors discussed in the section entitled "General Development of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.